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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Petrohawk Energy Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
716495 10 6
(CUSIP Number)
Frederick Dwyer
KCS Energy, Inc.
5555 San Felipe, Suite 1200
Houston, Texas 77056
(713) 964-9437
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	716495 10 6

1	NAMES OF REPORTING PERSONS: KCS Energy, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-2889587

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,440,844 (1) (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,440,844 (2) (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person has sole voting power of such shares only with respect to the specific matters described in Item 4.

(2)	Includes 699,997 shares of common stock of Petrohawk Energy Corporation (the “Company”) subject to outstanding stock options which are currently exercisable and 1,481,237 shares of the Company’s common stock subject to outstanding warrants which are currently exercisable.

(3)	The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of such shares.

(4)	Based on a total of 85,773,864 shares deemed to be outstanding (83,592,630 shares of common stock of the Company outstanding as of April 17, 2006, as represented by the Company in the Merger Agreement described in Item 4 below, plus 2,181,234 shares which are deemed to be outstanding for purposes of this calculation under Rule 13d-3 under the Act).
Item 1. Security and Issuer
     This statement on Schedule 13D relates to common stock, $0.001 par value (“Common Stock”), of Petrohawk Energy Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 1100 Louisiana, Suite 4400, Houston, Texas 77002.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by KCS Energy, Inc. (the “Reporting Person”), a Delaware corporation.
     (b) The principal place of business and the principal office of the Reporting Person is 5555 San Felipe Road, Suite 1200, Houston, Texas 77056.
     (c) The Reporting Person’s principal business is the acquisition, exploration, development and production of natural gas and crude oil.
     (d) — (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     Set forth on Schedule A is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof. During the past five years, to the knowledge of the Reporting Person, no person named on Schedule A as a director or executive officer of the Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, each of the individuals listed on Schedule A attached hereto is a citizen of the United States.
     The Reporting Person, and all directors and executive officers of the Reporting Person, disclaim membership of any group for purposes of Rule 13d-1 under the Act.
Item 3. Source and Amount of Funds or Other Consideration

     As a condition to, and as an inducement and in consideration for, the Reporting Person’s entering into the Merger Agreement described in Item 4 below, each of the stockholders of the Company listed on Schedule B attached hereto (the “Stockholders”) have entered into a Voting Agreement, dated as of April 20, 2006, with the Reporting Person (collectively, the “Voting Agreements”), as contemplated by the Merger Agreement. The Reporting Person did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.
Item 4. Purpose of Transaction
     On April 20, 2006, the Company, the Reporting Person and Hawk Nest Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), executed an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub will merge with and into the Reporting Person (the “Merger”), immediately after which the Reporting Person will merge with and into the Company, with the Company being the surviving entity.
     Under the terms of the Merger Agreement, each outstanding share of the Reporting Person’s common stock (other than outstanding shares of the Reporting Person’s restricted common stock) will be converted into the right to receive $9.00 per share in cash and 1.65 shares of the Company’s common stock. Outstanding options to purchase the Reporting Person’s common stock will be converted into options to purchase the Company’s common stock; outstanding performance share awards of the Reporting Person will be converted into performance share awards to earn shares of the Company’s common stock; and issued and outstanding shares of restricted stock of the Reporting Person will be converted into issued and outstanding shares of restricted stock of the Company, in each case pursuant to the terms of the Merger Agreement.
     Each of the Reporting Person and the Company have made customary representations and warranties and covenants in the Merger Agreement, including among others, to conduct its respective business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger. The Reporting Person has also agreed (i) to cause a meeting of its stockholders to be held to consider the adoption of the Merger Agreement and approval of the Merger, (ii) subject to certain exceptions, for the Reporting Person’s board of directors to recommend that the stockholders adopt the Merger Agreement and approve the Merger, and (iii) subject to certain exceptions, not to (A) solicit proposals relating to alternative business combination transactions or (B) enter into discussions concerning, or provide information in connection with, alternative business combination transactions. In addition, the Company has agreed (i) to cause a meeting of its stockholders to be held to approve an increase in the number of authorized shares of the Company’s common stock and to authorize the issuance of the Company common stock pursuant to the terms of the Merger Agreement and (ii) for the Company’s board of directors to recommend that the stockholders approve and adopt an increase in the number of authorized shares of its common stock and the issuance of Company common stock pursuant to the terms of the Merger Agreement.
     Consummation of the transactions contemplated in the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of the Reporting Person and the Company, (2) the receipt of all required regulatory approvals, (3) absence of any order or injunction prohibiting the consummation of the Merger, (4) subject to certain exceptions, the accuracy of representations and warranties with respect to the Reporting Person’s or the Company’s business, as applicable, (5) receipt of customary tax opinions and (6) the effectiveness of a registration statement relating to the shares of the Company common stock to be issued in the Merger. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, the Reporting Person will be required to pay the Company a termination fee of $45 million.
     As a condition to the execution and delivery of the Merger Agreement by the Reporting Person, the Reporting Person and the Stockholders have entered into Voting Agreements relating to an aggregate of 5,440,844 shares of the Company’s common stock beneficially owned by the Stockholders, consisting of 3,259,610 outstanding shares of the Company’s common stock, 1,481,237 shares of the Company’s common stock subject to currently exercisable warrants and 699,997 shares of the Company’s common stock subject to currently exercisable options. Such shares constitute approximately 6.3% of the total outstanding shares of the Company’s common stock, based on the sum of the number of shares of common stock represented to be outstanding as of April 17,

2006, by the Company in the Merger Agreement, and the 2,181,234 shares deemed to be outstanding for purposes of this calculation under Rule 13d-3 of the Act.
     Pursuant to the Voting Agreements, each of the Stockholders has agreed, with respect to the shares of the Company’s common stock beneficially owned by such Stockholder, to vote in favor of each of the transactions contemplated by the Merger. As part of the Voting Agreements, each of the Stockholders granted an irrevocable proxy to the Reporting Person with respect to the voting of the shares of the Company’s common stock beneficially owned by them as to the matters described above.
     Pursuant to the Voting Agreements, each of the Stockholders has also agreed not to transfer or enter into any agreement to transfer any shares of the Company’s common stock beneficially owned by such Stockholder prior to the termination of the Voting Agreement (except in certain limited circumstances), and not to grant any proxy or deposit such shares in any voting trust or enter into any voting agreement or similar arrangement with respect to such shares. The Voting Agreements terminate on the earliest of (i) the mutual consent of the Stockholder and the Reporting Person, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement pursuant to its terms, (iv) an amendment, waiver or modification to the Merger Agreement in a manner that reduces the merger consideration or otherwise materially adversely affects the Stockholder, or (v) December 31, 2006.
     Except as set forth in this Schedule 13D, the Merger Agreement or the Voting Agreements, neither the Reporting Person nor any of the individuals listed on Schedule A attached hereto has any current plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.
     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement incorporated by reference as Exhibits A and B to this Schedule 13D, and such agreements are incorporated herein in their entirety where such references and descriptions appear.
Item 5. Interest in Securities of the Issuer
     (a) Although the Reporting Person does not directly own any shares of the Company’s common stock as of the date hereof, as a result of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 5,440,844 shares of the Company’s common stock (which consist of 3,259,610 shares outstanding, 1,481,237 shares subject to currently exercisable warrants and 699,997 shares subject to currently exercisable options). Such shares represent approximately 6.3% of the outstanding shares of the Company’s common stock (based on the sum of the number of shares of common stock represented to be outstanding as of April 17, 2006, by the Company in the Merger Agreement, and the 2,181,234 shares deemed to be outstanding for purposes of this calculation under Rule 13d-3 of the Act). However, the Reporting Person is not entitled to vote such shares of the Company’s common stock with respect to any other matters and has no rights as a stockholder of the Company and disclaims any beneficial ownership of such shares.
     (b) As a result of the Voting Agreements, the Reporting Person may be deemed to have sole voting power with respect to 5,440,844 shares of the Company’s common stock with respect to the specific matters described in Item 4 above.
     (c) To the knowledge of the Reporting Person, neither the Reporting Person nor any executive officer or director of the Reporting Person listed on Schedule A attached hereto has effected any transactions in the Company’s common stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement and the Voting Agreements (and the irrevocable proxies contained in the Voting Agreements) described in Item 4, neither the Reporting Person nor any other director or executive officer of the Reporting Person listed on Schedule A attached hereto is a party to any contract, arrangement, understanding or relationship with respect to securities of the Company.
Item 7. Material to Be Filed as Exhibits
     Exhibit A. Agreement and Plan of Merger, dated April 20, 2006, by and among KCS Energy, Inc., Petrohawk Energy Corporation and Hawk Nest Corporation (incorporated herein by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K, filed by the Reporting Person on April 25, 2006).
     Exhibit B. Form of Voting Agreement, dated April 20, 2006, between each Stockholder and KCS Energy, Inc. (incorporated herein by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K, filed by the Reporting Person on April 25, 2006).
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2006

/s/ Frederick Dwyer
Frederick Dwyer
Vice President, Controller and Secretary

Schedule A
Directors and Executive Officers of the Reporting Person Energy, Inc.
     The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Person is set forth below. Unless otherwise indicated below, each occupation set forth opposite the name of each person refers to employment with the Reporting Person, which is principally engaged in the business of acquiring, exploring, developing and producing natural gas and crude oil. The business address of each person listed below is 5555 San Felipe Road, Suite 1200, Houston, Texas 77056.

Director/Executive Officer	Principal Occupation or Employment
James W. Christmas (Director and Executive Officer)	Chairman of the Board and Chief Executive Officer
William N. Hahne (Director and Executive Officer)	President and Chief Operating Officer
Harry Lee Stout (Executive Officer)	Senior Vice President, Marketing and Risk Management
Joseph T. Leary (Executive Officer)	Vice President and Chief Financial Officer
Frederick Dwyer (Executive Officer)	Vice President, Controller and Secretary
Robert G. Raynolds (Director)	Independent consulting geologist
Joel D. Siegel (Director)	Attorney, Orloff, Lowenbach, Stifelman & Siegel, P.A.
Christopher A. Viggiano (Director)	President and Chairman of the Board, O'Bryan Glass Corp.
G. Stanton Geary (Director)	Proprietor, Gemmi Associates, a venture capital
consulting firm
Gary A. Merriman (Director)	Retired from Conoco Inc.

Schedule B
Stockholder Voting Agreements
     The Reporting Person has entered into Voting Agreements with the following stockholders of the Company:

Name	Position with the Company
Floyd C. Wilson	Chairman of the Board, President and Chief Executive Officer
Stephen W. Herod	Executive Vice President—Corporate Development
Shane M. Bayless	Executive Vice President—Chief Financial Officer and Treasurer
Larry L. Helm	Executive Vice President—Chief Administrative Officer
Richard K. Stoneburner	Executive Vice President—Exploration